As filed with the Securities and Exchange Commission on May 5, 1998
                                                      Registration No. 333-48465

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 2
                                     to the
                             REGISTRATION STATEMENT
                                       on
                                    Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:  DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19

B.  Name of depositor:    DELAWARE CAPITAL MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                        DELAWARE CAPITAL MANAGEMENT, INC.
                               One Commerce Square
                        Philadelphia, Pennsylvania 19103

D.  Name and complete address of agent for service:
                                                        Copy to:
          George M. Chamberlain, Jr.                 MARK J. KNEEDY
       Delaware Capital Management, Inc.          c/o Chapman and Cutler
              One Commerce Square                111 West Monroe Street
       Philadelphia, Pennsylvania 19103          Chicago, Illinois 60603

                         CALCULATION OF REGISTRATION FEE

         Title and amount of                                               Proposed maximum        Amount of
     securities being registered                                          aggregate offering   registration fee
                                                                                price
     Delaware Investments Unit      An indefinite number of                   Indefinite             $0.00
     Investment Trust, Series 19    Units of Beneficial Interest
                                    pursuant to Rule 24f-2 under
                                    the Investment Company Act of 1940

E.  Approximate date of proposed sale to public:

 As soon as practicable after the effective date of the Registration Statement.

/X:/ Check box if it is proposed that this filing will become effective on May 5, 1998 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19

                             ----------------------

                              Cross-Reference Sheet

                 (Form N-8B-2 Items required by Instructions as
                         to the Prospectus in Form S-6)

                           Form N-8B-2                                              Form S-6
                           Item Number                                        Heading in Prospectus

                     I. Organization and General Information
 1.    (a)  Name of Trust..................................................   }    Prospectus front cover
 2.    (b)  Title of securities issued.....................................   }    Summary of Essential Financial
                                                                              }          Information
 3.    Name and address of each depositor..................................   }    Trust Administration
 4.    Name and address of Trustee.........................................   }    Trust Administration
 5.    State of organization of Trust......................................   }    The Trust
 6.    Execution and termination of Trust agreement........................   }    Trust Administration
 7.    Changes of name.....................................................   }    The Trust; Trust Administration
 8.    Fiscal year.........................................................   }         *
 9.    Litigation..........................................................   }         *

                    II. General Description of the Trust and
                             Securities of the Trust

10.    (a)  Registered of bearer securities................................   }    Rights of Unitholders
       (b)  Cumulative or distributive securities..........................   }    Rights of Unitholders; The Trust
                                                                              }
       (c)  Redemption.....................................................   }    Rights of Unitholders
       (d)  Conversion, transfer, etc......................................   }    Rights of Unitholders
       (e)  Periodic payment plan..........................................   }          *
       (f)  Voting rights..................................................   }    Rights of Unitholders
       (g)  Notice of Unit holders.........................................   }    Trust Administration
       (h)  Consents required..............................................   }    Rights of Unit holders; Trust
                                                                              }          Administration
       (i)  Other provisions...............................................   }    Taxation
11.    Type of securities comprising units.................................   }    The Trust
12.    Certain information regarding periodic payment                         }          *
            certificates                                                      }
13.    (a)  Load, fees, expenses, etc......................................   }    Trust Operating Expenses
       (b)  Certain information regarding periodic payment                    }          *
            certificates...................................................   }



       (c)  Certain percentages............................................   }    Summary of Essential Financial
                                                                                         Information; Public Offering
       (d)  Certain other fees, etc. payable by holders....................   }    Rights of Unitholders
       (e)  Certain profits receivable by depositor,
                   principal, underwriters, writers, Trustee or               }
                   affiliated person.......................................   }    Trust Operating Expenses;
                                                                              }          Public Offering
       (f)  Ratio of annual charges to income..............................   }          *

                                                                              }    The Trust
14.    Issuance of Trust's securities......................................   }    Rights of Unitholders
15.    Receipt and handling of payments from purchasers....................   }          *
16.    Acquisition and disposition of underlying                              }    The Trust; Objectives and
               securities..................................................   }          Securities Selection; Trust
                                                                              }          Administration; Public
                                                                                         Offering
17.    Withdrawal or redemption............................................   }    Rights of Unitholders; Public
                                                                              }          Offering
18.    (a)  Receipt, custody and disposition of income.....................   }    Rights of Unitholders
       (b)  Reinvestment of distributions..................................   }    Rights of Unitholders
       (c)  Reserves or special Trusts.....................................   }    Trust Operating Expenses
       (d)  Schedule of distributions......................................   }          *

19.    Records, accounts and reports.......................................   }    Rights of Unitholders; Trust
                                                                              }          Administration
20.    Certain miscellaneous provisions of Trust agreement
       (a)  Amendment......................................................   }    Trust Administration
       (b)  Termination....................................................   }          *
       (c)  and (d) Trustee, removal and successor.........................   }    Trust Administration
       (e) and (f) Depositor, removal and successor........................   }    Trust Administration
21.    Loans to security holders                                              }          *
22.    Limitations on liability............................................   }    Trust Administration
23.    Bonding arrangements................................................   }          *
24.    Other material provisions of Trust agreement........................   }          *

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.    Organization of depositor...........................................   }    Trust Administration
26.    Fees received by depositor..........................................   }    See Items 13(a) and 13(e)
27.    Business of depositor...............................................   }    Trust Administration
28.    Certain information as to officials and
               affiliated persons of depositor.............................   }    Trust Administration
29.    Voting securities of depositor......................................   }          *
30.    Persons controlling depositor.......................................   }          *



31.    Payment by depositor for certain services
               rendered to Trust...........................................   }          *
32.    Payment by depositor for certain other services
               rendered to Trust...........................................   }          *
33.    Remuneration of employees of depositor
               for certain services rendered to Trust......................   }          *
34.    Remuneration of other persons for certain
               services rendered to Trust..................................   }          *

                         IV. Distribution and Redemption

35.    Distribution of Trust's securities by states........................   }    Public Offering
36.    Suspension of sales of Trust's securities...........................   }          *
37.    Revocation of authority to distribute...............................   }          *
38.    (a)  Method of Distribution.........................................   }    Public Offering
       (b)  Underwriting Agreements........................................   }    Underwriting
       (c)  Selling Agreements.............................................   }    Public Offering
39.    (a)  Organization of principal underwriters.........................   }    Trust Administration
       (b)  N.A.S.D. membership of principal underwriters..................   }          *
40.    Certain fees received by principal underwriters.....................   }    See Items 13(a) and 13(e)
41.    (a)  Business of principal underwriters.............................   }    Trust Administration
       (b)  Branch offices of principal underwriters.......................   }          *
       (c)  Salesmen of principal underwriters.............................   }          *
42.    Ownership of Trust's securities by certain persons..................   }          *
43.    Certain brokerage commissions received by
               principal underwriters......................................   }    Public Offering
44.    (a)  Method of valuation............................................   }    Public Offering
       (b)  Schedule as to offering price..................................   }          *
       (c)  Variation in offering price to certain persons.................   }    Public Offering
45.    Suspension of redemption rights.....................................   }    Rights of Unitholders
46.    (a)  Redemption valuation...........................................   }    Public Offering
       (b)  Schedule as to redemption price................................   }          *
47.    Maintenance of position in underlying securities....................   }    Public Offering
                                                                              }    Rights of Unitholders

                      V. Information Concerning the Trustee
                                  or Custodian

48.    Organization and regulation of Trustee..............................   }    Trust Administration
49.    Fees and expenses of Trustee........................................   }    Trust Operating Expenses
50.    Trustee's lien......................................................   }          *



                     VI. Information Concerning Insurance of
                              Holders of Securities

51.    Insurance of holders of Trust's securities..........................   }    Cover Page; Trust Operating
                                                                              }    Expenses

                            VII. Policy of Registrant

52.    (a)  Provisions of Trust agreement with respect
               to selection or elimination.................................   }    The Trust; Trust
                                                                                   Administration
       (b)  Transactions involving elimination of
               underlying securities.......................................   }          *
       (c)  Policy regarding substitution or elimination                           The Trust; Trust
               of underlying securities....................................   }    Administration
       (d)  Fundamental policy not otherwise covered.......................   }          *
53.    Tax status of Trust.................................................   }    Taxation

                   VIII. Financial and Statistical Information

54.    Trust's securities during last ten years............................   }          *
55.-   Certain information regarding periodic payment
58.         certificates...................................................   }          *
59.    Financial statements (Instruction 1(c) to Form S-6).................   }          *


-----------------
*Inapplicable, answer negative or not required.

              DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19

                   THE AMERICAN SPORTS EQUITY TRUST, SERIES 1


--------------------------------------------------------------------------------

     THE TRUST. Delaware Investments Unit Investment Trust, Series 19 (the "Fund") is comprised of the underlying unit investment trust set forth above. The American Sports Equity Trust, Series 1 (the "Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by companies which derive a significant portion of their revenues from the sale of sports equipment and apparel, the ownership and operation of sports franchises or the ownership and operation of sports facilities. Collectively, the common stocks selected for inclusion in the Trust are referred to herein as the "Securities."

     OBJECTIVE OF THE TRUST. The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income. See "Schedule of Investments" and "Objectives and Securities Selection." There is, of course, no guarantee that the objective of the Trust will be achieved.

     PUBLIC OFFERING PRICE. The Public Offering Price per Unit is equal to the aggregate underlying value of the Securities plus or minus cash, if any, in the Capital and Income Accounts, divided by the number of Units outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge of 4.50% of the Public Offering Price and the maximum deferred sales charge ($0.250 per Unit). Unitholders will also be assessed a deferred sales charge of $0.083 per Unit, payable on the first day of each month, over the period commencing February, 1999 through April, 1999 (the "Deferred Period"). The monthly amount of the deferred sales charge will accrue on a daily basis, beginning the 1st day of the month preceding a deferred sales charge payment date. Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.50% of the Public Offering Price (4.545% of the aggregate value of the Securities), subject to reduction as set forth in "Public Offering -- General." Upon completion of the Deferred Period, the secondary market Public Offering Price per Unit will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested.) During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information." The minimum amount an investor may purchase is $1,000 ($250 for a tax-sheltered retirement plan). See "Public Offering."

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        DELAWARE CAPITAL MANAGEMENT, INC.

                   The date of this Prospectus is May 5, 1998

     DIVIDEND AND CAPITAL GAINS DISTRIBUTIONS. Distributions of dividends and realized capital gains, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information." Any distribution of income and/or capital gains for the Trust will be net of the expenses of the Trust. See "Taxation." Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders -- Distributions of Income and Capital." Distributions of income and/or capital gains on a Unitholder's Units will automatically be reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments, unless a Unitholder elects to receive such distributions in cash. See "Rights of Unitholders -- Distributions of Income and Capital."

     SECONDARY MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor") currently intends to maintain a market for Units and offers to repurchase such Units at prices which are based on the aggregate underlying value of the Securities (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Securities plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts. A Unitholder tendering Units with a value of $100,000 or more may request a distribution of shares of the Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Rights of Unitholders -- Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

     TERMINATION. The Trust will terminate on the Mandatory Termination Date (as set forth under "Summary of Essential Financial Information") regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. Such notice will include a form to enable a Unitholder to elect an In-Kind Distribution, if such Unitholder owns at least $100,000 worth of Units. Unitholders not electing or eligible for an In-Kind Distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration -- Amendment or Termination."

     RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market (which although currently is at historically high levels, has seen substantial volatility and significant declines recently), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and the possibility of an economic downturn in the sector in which the common stocks included in the Trust are concentrated. The Trust is not actively managed and Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. For certain risk considerations related to the Trust, see "Risk Factors" and "Objectives and Securities Selection." Units are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

     As the Trust concentrates its investments in the sports industry, investing in the Trust involves certain risks, such as deterioration of the financial conditions of American Sports companies or the public perception of these companies. Many of the Securities in the Trust are issued by micro or small cap companies (i.e., those currently having a market capitalization generally of less than $1.5 billion). As a general matter, micro and small cap companies may have more limited product lines, markets and financial resources than large cap companies. In addition, securities of micro and small cap companies, generally, may trade less frequently (and with a lesser volume), may be more volatile and may be somewhat less liquid than securities issued by larger capitalization companies.

----------------------------

              DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
     AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 5, 1998
                   SPONSOR: DELAWARE CAPITAL MANAGEMENT, INC.
                 TRUSTEE AND EVALUATOR: THE CHASE MANHATTAN BANK

General Information
Number of Units(1) .......................................................................     50,430
Fractional Undivided Interest in the Trust per Unit ......................................   1/50,430
Calculation of Public Offering Price per 100 Units:
Aggregate Offering Price of Securities
 in Portfolio(2) .........................................................................  $ 494,213
Aggregate Offering Price of Securities per 100 Units .....................................  $  980.00
Plus Maximum Sales Charge of 4.50% (4.545% of the Aggregate Value of Securities)(3) ......  $   45.00
 Less Deferred Sales Charge(3) ...........................................................  $  (25.00)
                                                                                            ---------
Public Offering Price per 100 Units(3,4) .................................................  $1,000.00
Distributor's Initial Repurchase and Redemption Price per
 100 Units ...............................................................................  $  955.00
Maximum Supervisory Fee per 100 Units(5) .................................................  $  0.0350
Trustee's Annual Fee per 100 Units(6) ....................................................  $  0.0860
Estimated Organizational and Offering Expenses per Unit(7) ...............................  $  0.0226
Initial Date of Deposit ...................................................... May 5, 1998
First Settlement Date ........................................................ May 8, 1998
Mandatory Termination Date .................................................April 30, 2002
Income and Capital Account Distribution Date(8) Last business day of each December, commencing December 31, 1998 to Unitholders of record on each December 15, commencing December 15, 1998.
Minimum Termination Value .......................................................... The Trust may be
 terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust's deposits has exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset  value of the Trust is less than $3,000,000.
Evaluation Time ................................................... As of the close of trading on the
 New York Stock Exchange, generally 4:00 p.m. Eastern Time.


------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the aggregate value of Securities per Unit will equal approximately $9.80. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) The Securities were initally valued at the last trade before 12:00 p.m. Eastern Time on the Business Day before the Initial Date of Deposit. Thereafter, the Securities will be valued at the Evalution Time set forth above. See "Public Offering -- Offering Price."

(3) The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 4.50% of the Public Offering Price and the maximum deferred sales charge ($0.250 per Unit). Unitholders will also be assessed a deferred sales charge of $0.083 per Unit, payable on the first day of each month, over the period commencing February, 1999 through April, 1999 (the "Deferred Period"). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities. Units purchased subsequent to the initial deferred sales charge accrual will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 4.50% of the Public Offering Price (4.545% of the aggregate value of the Securities). See the "Fee Table" below and "Public Offering Price -- Offering Price." Any uncollected deferred sales charge amounts will be deducted from the sales or redemption proceeds as described under "Public Offering -- Public Market" and "Rights of Unitholders -- Redemption of Units."

(4) On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

(5) The Supervisory Fee is payable to the Sponsor. In addition, the Sponsor will be reimbursed by the Trust for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.015 per 100 Units.

(6)  In no event will the Trustee's Annual Fee be less than $2,000.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses), as is common for mutual funds. Total organizational and offering expenses will be charged off at the end of the initial offering period which is currently expected to be approximately eight months from the Initial Date of Deposit. See "Expenses of the Trust" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unitholders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                    FEE TABLE
--------------------------------------------------------------------------------

     This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering Price -- Offering Price" and "Trust Operating Expenses." Although the Trust has a term of approximately four years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

--------------------------------------------------------------------------------

                                                                                         AMOUNT PER
                                                                                         100 UNITS
                                                                                         ----------
UNITHOLDER TRANSACTION EXPENSES
Maximum Initial Sales Charge Imposed on Purchase (as a percentage
 of offering price) ......................................................   2.00%(1)     $ 20.00
Deferred Sales Charge (as a percentage of original purchase Price) .......   2.50%(2)     $ 25.00
                                                                            -----         -------
Maximum Total Sales Charge ...............................................   4.50%        $ 45.00
                                                                            =====         =======
Maximum sales charge per year imposed on reinvested dividends ............   2.50%(3)     $ 25.00
ESTIMATED ANNUAL TRUST OPERATING EXPENSES (AS A PERCENTAGE OF
 AVERAGE NET ASSETS)
  Trustee's Fee ..........................................................  0.086%        $ 0.086
  Other Operating Expenses ...............................................  0.068%        $ 0.068
                                                                            -----         -------
   Total .................................................................  0.154%(4)     $ 0.154
                                                                            =====         =======

------------------
(1) The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($25.00 per 100 Units) and would exceed 2% if the Public Offering Price exceeds $10.00 per Unit.

(2) The actual fee is $8.33 per month per 100 Units, irrespective of purchase or redemption price, deducted on such dates set forth in "Public Offering." Except as noted under "Public Offering -- Public Market" and "Rights of Unitholders -- Redemption of Units," if a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 2.50%; if the Unit price is less than $10.00 per Unit, the deferred portion of the sales charge will exceed 2.50%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

(3) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders -- Distributions of Income and Capital."

(4) The Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs, which are charged against capital at the end of the initial offering period.


EXAMPLE

                                                         CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                                              1 YEAR     3 YEARS     4 YEARS
                                                              ------     -------     -------
   An investor would pay the following expenses on a
    $1,000 investment, assuming the estimated operating
    expense ratio of .154% and a 5% annual return on the
    investment throughout the periods.                          $47        $50         $52

     The above example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Although the Trust has a term of approximately four years and is a unit investment trust rather than a mutual fund, this information is presented to permit comparison of fees. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. The estimated operating expense ratio does not include organizational and offering costs, which are charged to capital at the end of the initial offering period.


THE TRUST

     Delaware Investments Unit Investment Trust, Series 19 is comprised of one unit investment trust: The American Sports Equity Trust, Series 1 (the "Trust"). The Fund was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated as of the date of this Prospectus (the "Initial Date of Deposit"), among Delaware Capital Management, Inc., as Sponsor and Supervisor, and The Chase Manhattan Bank, as Evaluator and Trustee.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Distributor at the direction of the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date, and Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee.

     Additional Units may be issued at any time by depositing in the Trust additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Securities in the Trust's portfolio, based on the number of shares of the Securities. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Securities for or selling Securities from the Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

     Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Distributor, or until the termination of the Trust Agreement.


OBJECTIVES AND SECURITIES SELECTION

     The objective of the Trust is to provide potential capital appreciation through an investment in the common stock of companies which derive a significant portion of their revenues from the sale of sports equipment and apparel, the ownership and operation of sports franchises or the ownership and operation of sports facilities. There is, however, no assurance that the objective of the Trust will be achieved. America is a country of sports fanatics. Nearly every major sport has seen a rise in attendance, corporate sponsorship and sales of licensed products over the last decade (Source: IEG Sponsorship Report(TM), Chicago). Corporate sponsorship of sports teams and events has risen from under $1 billion in 1985 to over $6 billion in 1997 (Source: IEG Sponsorship Report(TM), Chicago) while the sales of licensed sports products of major sports leagues and colleges and universities have increased from approximately $5 billion in 1990 to just under $11 billion in 1996 (Source:
Sporting Goods Manufacturer's Association). During 1997, corporate sponsorship of motor sports, golf, pro sports, Olympic teams and tennis was $990 million, $602 million, $403 million, $336 million and $269 million, respectively (Source:
IEG Sponsorship Report(TM), Chicago). An investment in the Trust allows investors to participate in this growing sector through a diversified portfolio of common stocks of publicly traded sports franchises, sports apparel companies and sporting facilities.

     The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. In seeking the Trust's objective, the Sponsor considered, among other things, the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results. Investors should be aware that there is no guarantee that the objective of the Trust will be achieved because the Trust is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors.

     Investors should be aware that the Trust is not a "managed" fund, and as a result, the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration-Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note that the Securities were selected by the Sponsor prior to the date the Securities were purchased by the Trust. The Trust may continue to hold Securities originally selected even though the evaluation of the attractiveness of the Securities may have changed, and if the evaluation were performed again at that time, the Securities would not be selected for the Trust.


TRUST PORTFOLIO

     The Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

COMPANY                                 PRINCIPAL BUSINESS
-------                                 ------------------
Ackerley Group, Inc.                    Owner of the Seattle Supersonics and Seattle Seadogs professional teams

Action Performance Companies, Inc.      Distributor of NASCAR & NRA souvenirs and apparel

COMPANY                                 PRINCIPAL BUSINESS
-------                                 ------------------
Aldila, Inc.                            #1 manufacturer of graphite shafts for US made golf clubs

AMF Bowling, Inc.                       Owner of Bowling Centers and distributor of bowling and golf equipment

Ascent Entertainment Group, Inc.        Owner of the Denver Nuggets and the Colorado Avalanche

Ashworth, Inc.                          Golfing apparel manufacturer and distributor

Authentic Fitness Corporation           Swimwear equipment and apparel manufacturer sold under the
                                        Speedo name

Boston Celtics Limited Partnership      Owns the Boston Celtics NBA Team

Brunswick Corp.                         Manufacturer of water recreational vehicles, bowling and golf equipment

Callaway Golf Company                   Golf equipment manufacturer who is best known for their "Big
                                        Bertha" golf clubs

Cannondale Corp.                        Manufacturer of bicycles and cycling apparel

Championship Auto Racing Teams, Inc.    Owner of the CART Indy Car Racing Series League

Churchill Downs, Inc.                   Owner of the Professional Horse Racing Track of the Kentucky
                                        Derby

Coastcast Corp.                         Supplier of golf clubheads to: Callaway, Lynx, Taylor Made,
                                        Cobra, Daiwa and others

Converse, Inc.                          Athletic footwear and apparel manufacturer

Dover Downs Entertainment, Inc.         Owner of various NASCAR Speedways on the East Coast and
                                        West Coast Indy Car Tracks

Family Golf Centers, Inc.               Owner of various public driving ranges and golf recreation centers

Florida Panthers Holdings, Inc.         Owns the Florida Panthers NHL Team

Fortune Brands, Inc.                    Manufacturer of golf equipment including Titleist Golf Ball,
                                        DryJoy shoes and Pinnacle golf balls

International Speedway Corp.--Class A   Owns the DAYTONA USA motorsports theme park.

K2, Inc.                                Manufacturer of Ski equipment and apparel

LESCO, Inc.                             Golf course maintenance and turf care for 40% of all US
                                        courses

NIKE, Inc.--Class B                     Manufacturer of athletic footwear and apparel

Penn National Gaming, Inc.              Thoroughbred race tracks and OTB centers throughout
                                        Pennsylvania

Penske Motorsports, Inc.                Owner of Numerous motorsports race tracks for CART,
                                        NASCAR and other series

Rawlings Sporting Goods Company, Inc.   Manufacturer of sporting equipment for most professional
                                        sporting events

Reebok International Limited            Manufacturer of athletic footwear and apparel

Speedway Motorsports, Inc.              Owner of three popular NASCAR race tracks in North Carolina and Georgia

Ticketmaster Group, Inc.                Spectator ticketing services for most sporting facilities throughout the US

Topps Company, Inc.                     Manufacturer of collectors cards for most professional sports

     As of April 30, 1998, the average market capitalization, P/E ratio, beta and yield of the Securities in the Trust was $1.3 billion, 27.75, 0.69, and 0.53%, respectively.

RISK FACTORS

     GENERAL. Investors should note that the Securities were selected for inclusion in the Trust portfolio prior to the Initial Date of Deposit. Since the Sponsor may deposit additional Securities which were originally selected, the Distributor may continue to sell Units even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time.

     The Trust consists of those Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

     Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Securities from the Trust under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration -- Portfolio Administration."

     Unitholders will be unable to dispose of any of the Securities as such and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends, which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Securities are limited or absent.

     Many of the Securities in the Trust are issued by micro or small cap companies (I.E., those currently having a market capitalization generally of less than $1.5 billion). Micro and small cap stocks have historically been more volatile in price than larger capitalization stocks, such as those included in the S&P 500 Index. This is because, among other things, smaller companies have a lower degree of liquidity and tend to have a greater sensitivity to changing economic conditions. These companies may have narrow product lines, markets or financial resources, or may depend on a limited management group. The companies' may have fewer shares outstanding, their securities may trade less frequently and may have a smaller trading volume. As a result, it may be more difficult for the Trust to buy and sell significant amounts of such Securities without an unfavorable impact on prevailing market prices. In addition to exhibiting greater volatility, smaller capitalization securities may, to some degree, fluctuate independently of the stocks of larger capitalization companies. For example, the stocks of smaller capitalization companies may decline in price as the price of larger company stocks rise, or vice versa.

     Some of the Securities in the Trust are issued by relatively new or unseasoned companies which are in their early stages of development. Securities of unseasoned companies present greater risks than securities of larger, more established companies. The companies in which the Trust may invest may have relatively small revenues, limited product lines, and may have a small share of the market for their products or services. Small companies may lack depth of management, they may be unable to internally generate funds necessary for growth or potential development or to generate such funds through external financing on favorable terms, or they may be developing or marketing new products or services for which markets are not yet established and may never become established. Some of the companies in which the Trust invests may be significantly dependent upon key personnel to distribute, sell or produce their products. Due these and other factors, small companies may suffer significant losses as well as realize substantial growth, and investments in such companies tend to be volatile and are therefore speculative.

     An investment in the Trust should be made with an understanding of the problems and risks inherent in the sports sector. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions and litigation and extensive competition. In general, expenditures on sports equipment, apparel, and events will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on the industry.


TAXATION

     GENERAL. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

     In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.

     2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are reinvested.

     3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an In-Kind Distribution of stocks is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

     4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

     DEFERRED SALES CHARGE. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

     LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the deductibility of Trust expenses.

     RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

     If a Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

     SPECIAL TAX CONSEQUENCES OF IN-KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS OR TERMINATION OF THE TRUST. As discussed in "Rights of Unitholders -- Redemption of Units" and "Trust Administration -- Amendment or Termination," under certain circumstances a Unitholder who owns Units worth at least $100,000 of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders -- Distributions of Income and Capital." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of the Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

     The potential tax consequences that may occur under an In-Kind Distribution with respect to each Security owned by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust.

     Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

     COMPUTATION OF UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

     A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

     OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

     Unitholders will be notified annually of the amount of dividends includible in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

     Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

     In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders thereof.

     The foregoing discussion relates only to United States Unitholders ("U.S. Unitholders") with regard to United States Federal income taxes; Unitholders may be subject to foreign, state or local taxation in other jurisdictions. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that
(a) is (i) for United States Federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.


TRUST OPERATING EXPENSES

     COMPENSATION OF SPONSOR. With the exception of brokerage fees discussed under "The Trust," bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information" and supervisory fees as described below, the Sponsor will not receive any fees in connection with its activities relating to the Trust. The Distributor, an affiliate of the Sponsor, will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering -- Sponsor and Distributor Compensation."

     The Sponsor will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" for providing portfolio supervisory services for the Trust. Such fee is based on the Number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. With respect to the fees payable to the Sponsor for providing bookkeeping and other administrative services and supervisory services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Delaware Capital Management, Inc. or its affiliates is the Sponsor in any calendar year exceed the actual cost to the Sponsor and its affiliates of supplying such services in such year.

     TRUSTEE'S FEE. For its services the Trustee will receive the annual fee set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders -- Reports Provided" and "Trust Administration."

     MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and charged off at the end of the initial offering period which is currently expected to be approximately eight months from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without gross negligence, bad faith, reckless disregard of its duty or willful misconduct on its part and
(g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."


PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities plus or minus cash, if any, in the Capital and Income Accounts and includes an initial sales charge equal to the difference between the maximum total sales charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($0.250 per Unit). Unitholders will also be assessed a deferred sales charge of $0.083 per Unit, payable on the first day of each month, over the period commencing February, 1999 through April, 1999 (the "Deferred Period"), The monthly amount of the deferred sales charge will accrue on a daily basis from the 1st day of the month preceding a deferred sales charge payment date. The deferred sales charge as a percentage of the Public Offering Price of the Units will fluctuate with changes in the Public Offering Price per Unit. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.545% of the aggregate value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts. For secondary market sales after the completion of the Deferred Period, the Public Offering Price is also based on the aggregate underlying value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of the Trust. The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring $100,000 worth of Units as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

     AGGREGATE DOLLAR VALUE             DOLLAR AMOUNT OF SALES CHARGE
     OF UNITS PURCHASED                      REDUCTION PER UNIT*
     ----------------------             -----------------------------

     $100,000 -- $249,999 .........                 $ .10
     $250,000 or More .............                 $ .20

     * The reduction will be the lesser of the amount shown or the initial sales charge.

     The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust without an initial sales charge in the initial offering period. Unitholders of prior series of the Trust may invest proceeds they received from income or capital distributions into Units of the Trust subject only to the maximum deferred sales charge, deferred as set forth above. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, related companies to the Sponsor, and a registered representative purchasing for such representative's personal account may purchase Units of the Trust without an initial sales charge in the initial offering period.

     Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial offering period at the Public Offering Price less the concession the Distributor typically would allow such broker/dealer. See "Public Offering -- Unit Distribution."

     OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities.

     As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($0.250 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of 12:00 p.m. Eastern Time on the business day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by the Evaluator. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trust, will be held until the next determination of price. Unitholders will also be assessed a deferred sales charge of $0.083 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering -- General." For secondary market sales after the completion of the Deferred Period, the Public Offering Price is also based on the aggregate underlying value of the Securities, plus or minus cash, if any, in the Capital and Income Accounts, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of the Trust.

     The value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The aggregate underlying value of the Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

     In offering the Units to the public, neither the Sponsor, the Distributor nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units, subject always to the disclaimer that there is no guarantee that the Trust will meet its investment objective.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor"), broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period (which is expected to be approximately eight months from the Initial Date of Deposit), Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

     The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or other selling agents will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to $.325 per Unit. Volume concessions or agency commissions of an additional $.025 per Unit or $.050 per Unit will be given to any broker/dealer or selling agent who purchased from the Distributor at least $500,000 or $1,000,000, respectively, of the Trust on the Initial Date of Deposit. Certain commercial banks are making Units available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Notwithstanding the concession referred to above, in connection with any quantity purchases, a broker/dealer or bank will receive the following concession for purchases made from the Distributor, pursuant to the sales charge reduction schedule for quantity purchases set forth above, resulting in total concession as contained in the following table:

                                            TOTAL CONCESSION PER UNIT
                                    ---------------------------------------
    AGGREGATE DOLLAR VALUE          LESS THAN     $500,000 -     $1,000,000
    OF UNITS PURCHASED               $500,000      $999,999       OR MORE
    ----------------------          ---------     ----------     ----------

    $100,000 - $249,999...........   $ .250         $ .275        $ .300
    $250,000 or more..............   $ .175         $ .200        $ .210

     SPONSOR AND DISTRIBUTOR COMPENSATION. The Distributor will receive the gross sales commission equal to 4.50% of the Public Offering Price of the Units, less any reduced sales charge as described under "General" above.

     In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Schedule of Investments." Neither the Sponsor, the Distributor nor their affiliates have participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Distributor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Distributor. Certain broker-dealers acquired or will acquire the Securities for the Sponsor and thereby benefit from transaction fees. Such broker dealers in their general securities business act as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in certain of the securities. Such broker dealers also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Securities.

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering -- Unit Distribution." However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     At various times the Distributor may implement programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Distributor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Distributor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

     A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Distributor prior to the date of settlement for the purchase of Units may be used in the Distributor's business and may be deemed to be a benefit to the Distributor, subject to the limitations of the Securities Exchange Act of 1934.

     As stated under "Public Market" below, the Distributor currently intends to maintain a secondary market for Units. In so maintaining a market, the Distributor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Distributor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

     PUBLIC MARKET. Although it is not obligated to do so, the Distributor currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities (computed as indicated under "Offering Price" above and "Rights of Unitholders -- Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders -- Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

     TAX-SHELTERED RETIREMENT PLANS. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is $250.


RIGHTS OF UNITHOLDERS

     CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by the Trust with respect to the Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account.

     The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed on the last day of each month to Unitholders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). When directed by the Sponsor, the Trustee will reinvest any funds held in the Capital or Income Accounts, pending distribution, in money market funds or U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested. Distributions of income and/or capital will be reinvested as described under "Reinvestment Option" below unless a Unitholder specifically requests that such distributions be made in cash.

     The distribution to Unitholders as of the record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     As of the first day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets available for distribution to Unitholders until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

     It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

     REINVESTMENT OPTION. Distributions of income and/or capital will automatically be reinvested in additional Units of the Trust subject only to remaining deferred sales charge payments, unless a Unitholder elects to receive such distributions in cash or elects to reinvest such distributions in shares in one of the Delaware Investments Family of Mutual Funds. Unitholders of the Trust may elect to have distributions of income, and/or capital on their Units automatically reinvested in shares of any mutual fund in the Delaware Investments Family of Mutual Funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

     Each Reinvestment Fund has investment objectives which differ from that of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder should obtain a prospectus for the respective Reinvestment Fund by writing to Delaware Distributors, L.P. at 1818 Market Street, Philadelphia, Pennsylvania, 19103, or by phone at 800-362-7500.

     After becoming a participant in a reinvestment plan, each distribution of income and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the closing of trading on the New York Stock Exchange on such date.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its principal underwriter and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of the Trust in connection with each distribution, a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by the Trust and the number of Units of that Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of the Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of that Trust, separately stated, expressed as total dollar amounts.

     In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in each Trust furnished to it by the Evaluator.

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, The Chase Manhattan Bank, Bowling Green Station, P.O. Box 5185, New York, New York 10274-5185, and in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged (however, any remaining deferred sales charge will be assessed as described below). On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day, as defined under "Public Offering-Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     Any Unitholder who tenders Units worth $100,000 or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distributions of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price per Unit, as determined as of the evaluation next following tender. To the extent possible, In-Kind Distributions shall be made by the Trust through the distributions of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his or her pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of the Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distributions made by the Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

     The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of the Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Sponsor for this purpose. Units so redeemed shall be canceled. Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

     To the extent that Securities are sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit determined on the basis of (i) the cash on hand in the Trust,
(ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities of the Trust trading ex-dividend as of the date of computation, less amounts representing taxes or other governmental charges payable out of the Trust and the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities in the Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities of the Trust on the bid side of the market or (iii) by any combination of the above.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.


TRUST ADMINISTRATION

     DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any Units tendered for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Distributor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

     PORTFOLIO ADMINISTRATION. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the price of a Security having declined to such an extent as a result of serious adverse credit factors affecting the issuer of the Security such that in the opinion of the Sponsor the retention of such Security would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. The proceeds from such sales, if any, will be deposited in the Capital Account of the Trust. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders, to pay any accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.

     As indicated under "Rights of Unitholders -- Redemption of Units" above, the Trustee may also sell Securities designated by the Sponsor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

     The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

     AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment requiring the consent of the Unitholders or of any other amendment if directed by the Sponsor promptly after execution thereof.

     The Trust may be liquidated at any time by consent of Unitholders representing 66-2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Distributor, such that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Distributor, the Distributor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

     Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Securities. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders and will include with such notice a form to enable Unitholders to elect an In-Kind Distribution of shares of Securities (reduced by customary transfer and registration charges), if such Unitholder owns at least $100,000 worth of Units of the Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of the Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. A Unitholder may, of course, at any time after the Securities are distributed, sell all or a portion of the shares. Unitholders not electing a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time.

The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts of the Trust. Unitholders of the Trust may be able to utilize their termination proceeds to acquire units of a subsequently issued trust sponsored by the Sponsor, if available, at a reduced sales charge.

     The Sponsor will attempt to sell any remaining Securities as quickly as possible commencing on the Mandatory Termination Date without, in the judgment of the Sponsor, materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than 10 business days, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day. See "Risk Factors."

     Within a reasonable period after the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

     LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

     The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     SPONSOR. Delaware Capital Management, Inc. is the Sponsor of the Fund and Delaware Distributors, L.P. is the primary Distributor of Fund Units. Both the Sponsor and Distributor are indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC"). LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including Delaware Management Holdings, Inc. ("DMH"), the indirect parent of the Sponsor and Distributor. Affiliates of DMH serve as adviser, distributor and transfer agent for the Delaware Investments Family of Mutual Funds.

     As of April 30, 1998, affiliates of DMH, including the Sponsor, had assets under management of over $45 billion in mutual fund and institutional accounts, and served as investment adviser to over 100 mutual fund portfolios. The principal business address for the Sponsor is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for the Distributor is 1818 Market

Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

     EVALUATOR. The Trustee serves as Evaluator. The Evaluator may resign or be removed by the Trustee (or by the Sponsor if the Trustee is the Evaluator) in which event the Sponsor and/or the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

     TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust portfolio.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders -- Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of the Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

     INDEPENDENT AUDITORS. The statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         REPORT OF INDEPENDENT AUDITORS




     TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19:

     We have audited the accompanying statement of net assets, including the schedule of investments, of Delaware Investments Unit Investment Trust, Series 19 (comprised of The American Sports Equity Trust, Series 1) as of the opening of business on May 5, 1998. The statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by the Trustee and deposited in the Trust on May 5, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of the respective series constituting the Delaware Investments Unit Investment Trust, Series 19 at the opening of business on May 5, 1998, in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP



Philadelphia, Pennsylvania
May 5, 1998

                   THE AMERICAN SPORTS EQUITY TRUST, SERIES 1
 STATEMENT OF NET ASSETS (DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19)
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 5, 1998


INVESTMENT IN SECURITIES
Contracts to Purchase Securities(1) ..................    $494,213
Organizational and Offering Costs(2) .................      45,276
                                                          --------
  Total ..............................................    $539,489
                                                          ========
LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities--
Accrued Organizational and Offering Costs(2) .........    $ 45,276
Deferred Portion of Sales Charge(3) ..................      12,608
                                                          --------
  Total Liabilities ..................................    $ 57,884
                                                          --------
 Interest of Unitholders -- 50,430 Units of fractional
  undivided interest outstanding:
Cost to Investors(4) .................................    $504,300
Underwriting Commission(4,5) .........................     (22,695)
                                                          --------
Net Amount Applicable to Unitholders .................    $481,605
                                                          --------
  Total ..............................................    $539,489
                                                          ========

------------------
(1) The aggregate value of the Securities listed under "Schedule of Investments" herein and their cost to the Trust are the same. The Securities are valued at the last trade before 12:00 p.m. Eastern Time on the Business Day before the Initial Date of Deposit. The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $500,000 which has been deposited with the Trustee.

(2) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off over the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $20,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

(3) Represents the aggregate amount of mandatory distributions of $25.00 per 100 Units payable to the Sponsor in monthly installments on the 1st day of each month from February, 1999 through April, 1999 (the "Deferred Period"). If Units are redeemed prior to April 1, 1999, the remaining amount of deferred sales charge applicable to such Units for the Deferred Period will be payable at the time of redemption. See "Rights of Unitholders -- Redemption of Units."

(4) The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount applicable to Unitholders remains unchanged.

(5) Underwriting commission includes the 2% initial sales charge and a deferred sales charge of $.250 per Unit for the Deferred Period.

                   THE AMERICAN SPORTS EQUITY TRUST, SERIES 1
SCHEDULE OF INVESTMENTS (DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 19)
    AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 5, 1998

                                   NUMBER                             CURRENT        MARKET         PRICE PER      COST OF
                                     OF       % OF        ANNUAL     DIVIDEND    CAPITALIZATION      SHARE TO    SECURITIES
ISSUER(1)                          SHARES   TRUST(3)   DIVIDEND(4)   YIELD(4)   (IN MILLIONS)(5)     TRUST(2)    TO TRUST(2)
---------                         -------- ---------- ------------- ---------- ------------------  -----------  ------------
Ackerley Group, Inc.                 786      3.30%     $  0.02        0.10%         $  404        $  20.7500     $ 16,310
Action Performance
 Companies, Inc.                     478      3.34           --        0.00             541           34.5625       16,521
Aldila, Inc.                       2,380      3.37           --        0.00             111            7.0000       16,660
AMF Bowling, Inc.                    574      3.34           --        0.00           1,813           28.7500       16,503
Ascent Entertainment
 Group, Inc.                       1,311      3.28           --        0.00             342           12.3750       16,224
Ashworth, Inc.                       980      3.37           --        0.00             213           17.0000       16,660
Authentic Fitness Corp.              925      3.36         0.05        0.28             393           17.9375       16,592
Boston Celtics Limited
 Partnership                         823      3.34         1.00        4.98             106           20.0625       16,511
Brunswick Corp.                      513      3.35         0.50        1.55           3,096           32.3125       16,576
Callaway Golf Company                612      3.36         0.28        1.03           1,998           27.1250       16,601
Cannondale Corp.                   1,040      3.37           --        0.00             134           16.0000       16,640
Championship Auto Racing
 Teams, Inc.                         812      3.35           --        0.00             287           20.3750       16,545
Churchill Downs, Inc.                584      3.37         0.25        0.88             193           28.5000       16,644
Coastcast Corp.                      731      3.35           --        0.00             189           22.6250       16,539
Converse, Inc.                     2,775      3.26           --        0.00             104            5.8125       16,130
Dover Downs Entertainment,
 Inc.                                500      3.36         0.32        0.96             393           33.1875       16,594
Family Golf Centers, Inc.            382      3.35           --        0.00             548           43.3125       16,545
Florida Panthers Holdings, Inc.      765      3.35           --        0.00             760           21.6250       16,543
Fortune Brands, Inc.                 436      3.35         0.84        2.21           6,542           38.0000       16,568
International Speedway
 Corp.--Class A                      460      3.37         0.06        0.17             201           36.2500       16,675
K2, Inc.                             708      3.38         0.44        1.87             366           23.5625       16,682
LESCO, Inc.                          724      3.26         0.12        0.54             187           22.2500       16,109
NIKE, Inc.--Class B                  342      3.36         0.48        0.99           8,812           48.6250       16,630
Penn National Gaming, Inc.         1,388      3.23           --        0.00             162           11.5000       15,962
Penske Motorsports, Inc.             504      3.37           --        0.00             481           33.0000       16,632
Rawlings Sporting Goods
 Company, Inc.                     1,130      3.32           --        0.00             107           14.5000       16,385
Reebok International Limited         558      3.34           --        0.00           1,652           29.6250       16,531
Speedway Motorsports, Inc.           596      3.37           --        0.00           1,082           27.9375       16,651
Ticketmaster Group, Inc.             581      3.33           --        0.00             717           28.3125       16,450
Topps Company, Inc.                4,800      3.15           --        0.00             139            3.2500       15,600
                                            ------                                                                --------
  Total                                     100.00%                                                               $494,213
                                            ======                                                                ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 31.

                        NOTES TO SCHEDULE OF INVESTMENTS

(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on May 4, 1998 and are expected to settle on May 7, 1998. The aggregate purchase price (excluding commissions) for the securities deposited in the Trust is $494,213. The loss to the Sponsor in connection with the deposit of the Trust is $2,539.

(2) The "Price Per Share to Trust" and "Cost of Securities to Trust" were determined based on the last trade before 12:00 p.m. Eastern Time on the Business Day before the Initial Date of Deposit at the close of business on the Initial Date of Deposit, such Securities will be valued at the Evaluation Time. See "Public Offering -- Offering Price."

(3)  Based on Cost of Securities to Trust.

(4) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual dividend received on that Security and dividing the result by that Security's market value as of the close of trading on April 30, 1998.

(5)  As of April 30, 1998.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE SPONSOR OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

TITLE                                                                PAGE
-----                                                                ----
SUMMARY OF ESSENTIAL INFORMATION .................................     3
THE TRUST ........................................................     6
OBJECTIVES AND SECURITIES SELECTION ..............................     7
TRUST PORTFOLIO ..................................................     7
RISK FACTORS .....................................................     9
TAXATION .........................................................    10
TRUST OPERATING EXPENSES .........................................    14
PUBLIC OFFERING ..................................................    15
RIGHTS OF UNITHOLDERS ............................................    19
TRUST ADMINISTRATION .............................................    23
OTHER MATTERS ....................................................    27
REPORT OF INDEPENDENT AUDITORS ...................................    28
STATEMENT OF NET ASSETS ..........................................    29
SCHEDULE OF INVESTMENTS ..........................................    30
NOTES TO SCHEDULE OF INVESTMENTS .................................    31

--------------------------------------------------------------------------------


THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE FUND AND THE SPONSOR, BUT DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


UIT-EQPR19 (5/98) AF 5/98



                               P R O S P E C T U S
--------------------------------------------------------------------------------
                                   May 5, 1998






                            DELAWARE INVESTMENTS UNIT
                                INVESTMENT TRUST,
                                    SERIES 19





                        THE AMERICAN SPORTS EQUITY TRUST,
                                    SERIES 1






================================================================================

                        DELAWARE CAPITAL MANAGEMENT, INC.
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103






                          PLEASE RETAIN THIS PROSPECTUS
                              FOR FUTURE REFERENCE.

                       CONTENTS OF REGISTRATION STATEMENT

            This Registration Statement on Form S-6 comprises the following papers and documents:
            The facing sheet of Form S-6
            The Cross-Reference Sheet
            The Prospectus
            The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 9 and Certain Subsequent Series, dated May 6, 1997 among Voyageur Fund Managers, Inc., as Sponsor and The Chase Manhattan Bank, as Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-20971) filed on behalf of Delaware-Voyageur Unit Investment Trust Series 9).

1.2 Form of Trust Agreement for Delaware Investments Unit Investment Trust, Series 19.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Taxation" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered.

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2         Opinion of counsel as to advancement of funds by Trustee.

4.          Consent of The Chase Manhattan Bank.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.          Consent of Ernst & Young LLP.

                                   SIGNATURES

            The Registrant, Delaware Investments Unit Investment Trust, Series 19, hereby identifies Delaware-Voyageur Unit Investment Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

            Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware Investments Unit Investment Trust, Series 19, has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 5th day of May, 1998.

                                    Delaware Investments Unit Investment Trust,
                                      Series 19
                                        (Registrant)

                                    By:  Delaware Capital Management, Inc.
                                         (Depositor)

                                    By: Wayne A. Stork
                                        ---------------------------------------
                                Chairman of the Board of Directors and President

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 5, 1998.

    SIGNATURE                         TITLE

Wayne A. Stork
---------------------------
Wayne A. Stork                  Chairman of the Board of Directors and President

George M. Chamberlain, Jr.
---------------------------
George M. Chamberlain, Jr.      Director, Senior Vice President,
                                  Secretary and General Counsel


Bruce D. Barton
---------------------------
Bruce D. Barton                 Director

David K. Downes
---------------------------
David K. Downes                 Executive Vice President, Chief Operating
                                  Officer and Chief Financial Officer